UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Filing of Annual Reports

Ascentage Pharma Group International (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the United States Securities and Exchange Commission on April 16, 2025, U.S. Eastern Time.

On April 16, 2025, Hong Kong Time, the Company published the following documents:

1.	its Annual Report for the fiscal year ended December 31, 2024 (the “HK Annual Report”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX Listing Rules”); and

2.	its Environmental, Social and Governance Report 2024 pursuant to the HKEX Listing Rules.

Annual General Meeting of the Shareholders

In connection with the Annual General Meeting of the shareholders of the Company to be held on May 19, 2025, the Company has furnished shareholders with the following documents:

1.	its Notice of Annual General Meeting pursuant to the HKEX Listing Rules;

2.	its Proposed Re-Election of Retiring Directors, Proposed Granting of General Mandates to Issue Shares and Repurchase Shares, and Notice of Annual General Meeting pursuant to the HKEX Listing Rules; and

3.	its Form of Proxy for the Annual General Meeting.

A copy of the Hong Kong Stock Exchange announcements are attached as Exhibits 99.1 to 99.5 to this Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	HK Annual Report
99.2	Environmental, Social and Governance Report 2024
99.3	Notice of Annual General Meeting
99.4	Proposed Re-Election of Retiring Directors, Proposed Granting of General Mandates, to Issue Shares and Repurchase Shares and Notice of Annual General Meeting
99.5	Form of Proxy for the Annual General Meeting to be held on May 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: April 16, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

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